

September 19, 2011

<u>Via E-mail to Justin Atkinson</u>
Freddie Kotek
President and Chief Executive Officer
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road, Suite 300
Moon Township, Pennsylvania 15108

  Re: Atlas Resources Series 28-2010 L.P.
     Amendment No. 3 to Registration Statement on Form 10
     Filed August 29, 2011
     File No. 0-54378

Dear Mr. Kotek:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ A.N. Parker *for*

         H. Roger Schwall
         Assistant Director

cc: Gerald A. Bollinger (via e-mail)